February 29, 2016

Lisa Krestynick
Staff Attorney
United States Securities and Exchange Commission
Washington, D.C. 20549

Re:	Whiskey Acquisition, Inc.
Registration Statement on Form S-1
Filed December 18, 2015
File No. 333-208620

Dear Ms. Krestynick:

The following is the Company's response to your comment letter dated January.

1.  Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

None other than this prospectus which will not be presented to any potential investor until declared effective.

Prospectus Cover Page

2.  Please revise the table at page 3 to disclose the information required by Item 501(b)(3) of Regulation S-K regarding the selling shareholder offering

Table revised.

Risk Factors, page 9

3,  Please expand your risk factor entitled "No Operating History or Revenue and Minimal Assets Results in No Assurance of Success" to discuss that your auditor has issued an opinion that raises substantial doubt about your ability to continue as a going concern.

Going concern disclosure added.

Conflicts Relating to the Location of Merger/Acquisition Candidates, page 33

4.  We note the disclosure that your officer and director "will not ordinarily" make affirmative decisions to allocate a particular business opportunity to a particular acquisition vehicle. Please revise to disclose the instances when your officer and director will make affirmative decisions related to a particular business opportunity.

Revised to state   "will not make".

Lisa Krestynick
February 29, 2016

Management's Discussion and Analysis of Financial Condition and Results of Operations

General Business Plan, page 25

5.  We note your disclosure that "analysis of new business opportunities will be undertaken by, or under the supervision of, the officer and director of the Company" and that "preliminary prospective business opportunities . . . may be brought to [management's] attention through present associations of the Company's sole officer and shareholder." As you have more than one officer and director, please revise to clarify which officer and director will oversee your prospective business opportunities.

Revised to disclose that Miguel Dotres will oversee the prospective business opportunites.

Directors, Executive Officers, Promoters and Control Persons

Background of Directors, Executive Officers, Promoters and Control Persons

Miguel Dotres, President and Director age 44, page 30

6.  Please revise your table and discussion regarding the affiliation of Mr. Dotres with other registrants to ensure all information is current. For example, we note the registration statement on Form S-1 filed by DAS Acquisition, Inc. has been declared effective.

Updated.

7.  Your disclosure regarding OICco Acquisition IV, Inc. contains statements that appear to reference the corporate structure of that registrant, such as "VapAria is now a wholly owned subsidiary of our company" and "we agreed to acquire 100% of the outstanding capital stock of VapAria from the VapAria Shareholders in exchange for certain shares of our capital stock." Please revise to clarify another registrant undertook such activities or advise.

Revised to clarify.

8.  Please revise your table and narrative to clarify the past and current affiliations of Mr. Dotres with each registrant. For example, it appears that Mr. Dotres currently holds certain positons with other blank check companies which you indicated have terminated.

Revised and updated.

Board Committees, page 33

9.  You indicate here that you have implemented an audit committee. However, at pages 6 and 29, you state that you lack an audit committee. Please revise or advise as to this apparent inconsistency.

Revised to consistently disclose no audit committee.

Lisa Krestynick
February 29, 2016

Executive Compensation, page 34

10.  You disclose that Mr. Brown received no compensation in your summary compensation table and that you "have not paid any compensation to any officer." However, on page 35, you state that Mr. Brown "was issued 1,000,000 shares for services." Please revise these disclosures to reflect the compensation for services or tell us why such disclosure is not required.  Refer to Item 402(m)(1) and (n) of Regulation S-K.

Revised to disclose the shares issued for services.

Notes to Financial Statements

Note 1 – Nature of Business, page F-7

12.  Your disclosure on page F-7 indicates a fiscal year end of September 30. However, the by-laws filed with this registration statement as Exhibit 3.B appear to provide two different dates for your fiscal year end (i.e., December 31 and October 31). Please clarify this apparent discrepancy.

Corrected bylaws attached.

Recent Sales of Unregistered Securities, Part II, Page 1

13.  Please revise to disclose the issuance of shares to Mr. Brown. Refer to Item 701 of Regulation S-K.

Revised to disclose such issuance.

Exhibit 99a

14.  We note the signature of Mr. Dotres on behalf of the registrant references "Das Acquisition Inc." Please refile your escrow agreement with the applicable registrant. Also refile to include Attachment 1 which relates to the escrow fees referenced in paragraph 12 of the escrow agreement.

Escrow agreement with typo correction and Attachment 1 filed herewith.

Sincerely,

/s/ Miguel Dotres
Miguel Dotres
President and Chief Executive Officer
Whiskey Acquisition, Inc.